Filed by Celgene Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Celgene Corporation

Subject Company: Celgene Corporation

SEC File No.: 001-34912

Date: January 3, 2019

Transaction Overview and Key Points

Right strategic step to continue to secure our long-term future and deliver on our promise to patients.

•	We are creating an innovative biopharma leader with global reach and scale.
•	Together, we will have leading franchises and a deep and broad pipeline that will drive sustainable growth and deliver new options for patients across a range of serious diseases.
•	In short, this means we can help more patients, and explore new opportunities as part of an even stronger biopharma leader.

Transaction structured to deliver immediate and substantial value to Celgene shareholders and provide them meaningful participation in the long-term growth opportunities created by the combined company.

•	Under the terms of the agreement, Celgene shareholders will receive 1 Bristol-Myers Squibb share and $50.00 in cash for each share of Celgene. Each Celgene share will also receive one tradeable Contingent Value Right (CVR).
•	Each CVR entitles the holder to receive an additional one-time cash payment of $9.00 upon the achievement of future regulatory milestones.
o	The CVRs are separate from Celgene shares and are expected to be publicly traded on the NYSE. The stock market will value the CVR once it starts trading.
o	This gives shareholders the opportunity to benefit directly from achievement of Celgene regulatory milestones in addition to the stock and cash they will receive.
•	Following the close of the transaction, Giovanni Caforio will continue to serve as Chairman of the Board and Chief Executive Officer of the combined company.
•	Two representatives from the Celgene Board will join the Board of Directors of Bristol-Myers Squibb.
•	The combined company will maintain a strong presence throughout New Jersey.

Until closing, it is business as usual and there will be no changes; roles, compensation and benefits remain unchanged.

•	The deal is subject to regulatory approval and is expected to close in the third quarter of 2019.
o	Until that time, we remain two standalone companies and no definitive decisions will be made regarding organizational structure, transition, or individual roles and responsibilities.
o	IT, systems, and security all remains unchanged, and employees will keep their current phones, computer, tablet, and email address.
•	It is essential that we stay focused on execution and delivering on our near-term milestones, especially during the important first quarter of this year.
•	We will continually provide additional information for employees as it becomes available.

1

Employee Q&A

Note: Q&A will be updated as needed to provide the most accurate information to employees

1.	Why are we being acquired now? Are we less confident in our future?
•	No. Our leadership team believes that combining with a strong, complementary partner is the right strategic step to secure our long-term future and deliver on our promise to patients.
•	We are creating an innovative biopharma leader with global reach and scale.
•	Together, we will have leading franchises and a deep and broad pipeline that will drive sustainable growth and deliver new options for patients across a range of serious diseases.
•	In short, together Celgene and Bristol-Myers Squibb will have unparalleled capabilities to advance our shared mission to discover, develop, and deliver innovative medicines for patients with serious diseases.

2.	How long will it take for the transaction to close? What happens until then?
•	The transaction is subject to approval by Bristol-Myers Squibb and Celgene shareholders, the receipt of regulatory approvals and the satisfaction of other customary closing conditions.
•	We expect the transaction to close in the third quarter of 2019.

3.	Does Bristol-Myers Squibb plan to integrate Celgene or will we remain as a standalone subsidiary?
•	Until the transaction closes, which we expect will be in the third quarter, we remain a standalone company with no changes.
•	A dedicated joint integration team will be established to drive the integration planning process. More information about the integration process will be shared in the coming weeks.

4.	Will Bristol-Myers Squibb need to approve everything we do until the deal closes?
•	Until the transaction closes, we remain a standalone company, and it is business as usual.
•	The next 12 months – and this first quarter in particular – are critical to our business, especially delivering on our pipeline, and we MUST remain laser-focused on execution and meeting our business objectives.

5.	If we are hiring on my team or in my function, how does this transaction impact current recruits and new hires?
•	Until the transaction closes, hiring managers together with their HRBP will evaluate each open position accordingly.

6.	What does this mean for me in my role? There were mentions of meaningful cost synergies in the announcement. Will there be job eliminations or headcount reductions?
•	As you may have read in the joint press release, Bristol-Myers Squibb expects to realize $2.5B in cost synergies by 2022. At this time, it is too early to speculate as to how these savings will be achieved. However, in any combination transaction, it is not uncommon for headcount reductions to be a component of overall cost savings.
•	Until the transaction closes, we remain two standalone companies and no final actions will be taken regarding organizational structure, transition or individual roles and responsibilities.
•	In the event of job eliminations, impacted employees will be eligible for severance benefits as outlined in question 11 below.

Compensation & Benefits – Non-Equity

7.	Will we still be eligible for annual merit increases?
•	Yes, all Celgene employees will be eligible for annual merit increases as usual in March 2019.

2

8.	Will I receive my 2018 annual bonus?
•	Yes, 2018 annual bonuses will be awarded based on corporate, functional and individual performance as usual. Celgene employees will receive payment by end of February 2019; Legacy Juno employees will receive their 2018 bonus in March 2019.

9.	What will the 2019 annual bonus plan be? How will my 2019 bonus be determined?
•	In 2019, we were already planning to transition our bonus plan to a multiplier system.
•	This revised 2019 annual bonus program is based on a simplified global calculation across all of Celgene’s functions and grade levels to emphasize employees’ individual performance in addition to overall company performance.
•	More details regarding this plan will be available in the coming weeks.

10.	Will retention bonuses be offered prior to the completion of the deal?
•	It is critical for employees to remain focused on delivering against our 2019 goals which includes the achievement of major milestones such as regulatory submissions and approvals, as well as key commercial objectives.
•	As part of the merger agreement we negotiated a retention bonus plan, separate from the 2019 Bonus Plan. All employees (excluding certain members of the Celgene executive committee), will be eligible to participate in this plan. As always, management will evaluate compensation plans and incentives appropriate to achieve our goals and objectives. More details regarding this plan will be forthcoming.

11.	In the event my position is eliminated as a result of this transaction, what are the severance benefits I will be eligible to receive?

For US Employees not otherwise covered by another change in control severance plan:

•	We have adopted a US employee severance plan (the “US Severance Plan”) that provides a minimum of 6 months’ base pay and 50% bonus at target to all full-time and part-time employees who are not already covered by another change in control severance plan (e.g., Celgene executive committee members and, until expiration of the applicable Juno severance plan, legacy Juno employees).
•	This US Severance Plan provides for all impacted employees to receive base salary, a bonus amount and COBRA benefits following termination. The severance amounts increase based on grade level and tenure. Under this plan, all covered employees would be eligible for a minimum of 6 months base and bonus (at target).
•	Further details of this plan can be found in the attached appendix, “US Severance Plan Appendix”.

For NON-US Employees:

•	Impacted employees based outside of the US will receive benefits in line with local legislation and requirements. More details will be available in the coming weeks.

12.	If I am a legacy Juno employee how does this impact my existing severance plan?
•	We will continue to honor the existing Juno change in control severance plan currently in place. Consequently, if you are a Juno employee, if your employment is terminated under circumstances giving rise to benefits under the existing Juno change in control severance plan, you will continue to be entitled to the termination protections and severance benefits of the Juno plan and not the US Severance Plan.
•	Once the Juno change in control severance plan expires, legacy Juno employees will be entitled to the protections provided in the US Severance Plan.

13.	What will happen to my 2019 employee health benefits?
•	We anticipate that Celgene employees will maintain the same benefits through 2019. Information regarding Bristol-Myers Squibb benefit plans will be provided closer to the time of closing. More information regarding Bristol-Myers Squibb benefit plans will be made available in the coming weeks and months.

3

14.	Will my years of Celgene service be honored by Bristol-Myers Squibb?
•	Service dates with Celgene (and acquired legacy service dates) will be honored.

Compensation & Benefits – Equity

15.	How will the deal impact 2019 annual equity awards?
•	Although in prior years we have granted a combination of stock options and restricted stock units, the 2019 equity awards will be made entirely in RSUs.
•	There will be a one-time annual equity grant made in March 2019 made in all RSUs. This grant combines the April and October Equity Awards. More details will be provided as we get closer to the grant date.

16.	What happens to my outstanding equity awards, including RSUs, in the deal?
•	Any outstanding option at the time the transaction closes will be converted into an option to purchase BMS stock, described as follows:
o	“In the Money” Options: “In-the-money” Celgene options (that is, options with an exercise price below the volume weighted average Celgene stock price over the three trading days immediately prior to the deal closing), whether vested or unvested, that are outstanding immediately before closing, will:

(1) roll over into an option to purchase Bristol-Myers Squibb stock; and

(2) entitle the option holder to receive a Contingent Value Right (or “CVR”) for each Celgene share underlying the option.

o	“Underwater” Options: “Underwater” Celgene options (that is, options with an exercise price equal to, or greater than, the volume weighted average Celgene stock price over the three trading days immediately prior to the deal closing) will roll over into an option to purchase Bristol-Myers Squibb stock.
▪	Underwater option holders will not receive CVRs.

17.	What happens to my unvested RSUs and PSUs?
•	Unvested RSUs/PSUs: Celgene restricted stock units (RSUs) and performance stock units (PSUs) that are outstanding immediately before closing, will:
o	(1) roll over into Bristol-Myers Squibb RSUs; and

(2) entitle the RSU holder to receive a CVR for each Celgene share subject to the RSU/PSU.  CVRs will be delivered upon the vesting of the underlying award.

o	Note that in case of the PSUs, at closing, performance will be deemed achieved at the greater of target and actual levels, with such PSUs then converting into an RSU that will continue to service-vest over the remaining period of the original PSU award.

18.	What happens to my RSUs/PSUs that vest before the deal?
•	RSUs/PSUs that have vested before closing will (unless you live in a jurisdiction where RSUs are settled in cash) be settled in Celgene stock, the same as usual. You will then be a Celgene stockholder, and if you still hold those shares of Celgene stock at the time of the deal, you will be entitled to the same merger consideration that any other holder of Celgene stock will receive in the transaction in respect of such shares (i.e. 1 share Bristol-Myers Squibb, $50 and 1 CVR).

19.	What is a CVR and what does it mean for my equity?
•	A Contingent Value Right or “CVR” allows shareholders to receive additional payment if a certain event occurs.

4

•	Under the terms of our agreement, each Celgene share will receive one tradeable CVR, which will entitle its holder to receive a one-time potential payment of $9.00 in cash upon FDA approval of all three of ozanimod (by December 31, 2020), liso-cel (JCAR017) (by December 31, 2020) and bb2121 (by March 31, 2021).
•	The CVRs are a separate security from Celgene shares and will be publicly traded on the NYSE. The stock market will value the CVR once it starts trading.

20.	How does all of this impact my existing vesting schedule?
•	For all Celgene employees (including legacy Juno employees), there will be no change to your existing in-service vesting schedule.
•	In the event that an employee who experiences a qualifying termination of employment under an applicable severance or stock incentive plan after the deal closing, your awards will become fully vested, and options will remain exercisable until the earlier of one year after termination and the original 10-year option term.
o	Note that if you are retirement-eligible upon termination, your option will remain exercisable until the earlier of three years after termination and the original 10-year option term, in accordance with existing stock incentive plan terms.

21.	Will I be restricted from trading in Celgene securities while the merger is pending?
•	You remain subject to our Securities Trading Policy, including the blackout periods and the restrictions upon trading when in possession of material, non-public information. We are currently in a quarterly blackout period until the end of January. Following our earnings release, we currently expect to open the trading window (except with respect to certain employees who have been separately notified that they will remain subject to trading restrictions irrespective of the open window).

Other

22.	Will IT or security systems change? Will I keep my phone, computer, tablet, and email address?
•	For now, it’s business as usual, and there are no changes to our IT systems or security protocols.
•	As we get closer to the completion date, you will receive more information about such matters and any steps you will need to take in anticipation of any changes.

23.	What do I communicate to external parties with questions – suppliers, customers, etc.?
•	Your managers will be sharing with you how we are communicating this news to our stakeholders. Only authorized employees should speak with external parties.
•	Employees should not speak to the media or financial community under any circumstances. All media inquiries should be managed by company media spokespersons; IR will handle all financial discussions.

24.	How soon can Bristol-Myers Squibb employees interact with Celgene employees?
•	You should not engage with Bristol-Myers Squibb employees unless you are explicitly asked by your supervisor.
•	We expect the transaction to close in the third quarter of 2019. Between now and then, both companies will continue to operate as standalone organizations.
•	We will update you with more information as to interactions between Celgene and Bristol-Myers Squibb employees as we move forward towards closing.

5

APPENDIX 1: US Severance Plan Details

For US Employees not otherwise covered by another change in control severance plan:

•	We have adopted a US employee severance plan (the “US Severance Plan”) that provides a minimum of 6 months’ base pay and 50% bonus at target to all full-time and part-time employees who are not already covered by another change in control severance plan (e.g., Celgene executive committee members and, until expiration, legacy Juno employees). The severance levels increase based on grade level and tenure. Below is a chart of the severance levels:

REFERENCE CHART FOR U.S. EMPLOYEES
Grade Level	Core Multiplier of base + target bonus (Minimum months of severance)	Increase to Core Multiplier for completed 6 months of service in excess of 30 months of service	Maximum Multiplier of base + target bonus (Maximum months of severance)
1 - 7	6	1	12
8 - 10	6	1	15
11 - 13	9	1	15
14 - 15	12	1	18
VP+	15	1	24

[NOTE: Each covered employee's severance period is a number of months equal to the sum of (i) the Core Multiplier shown in the table above, plus (ii) an increase of one (1) for each period of six (6) months of service that is completed after the Eligible Employee reaches thirty (30) months of service, subject to the maximum shown in the table below.]

•	In addition to severance payments, employees in the US Severance Plan are entitled to continuing COBRA medical benefits at active employee rates for their severance period.
•	Employees will be eligible for these benefits if they are terminated on or within the thirty-month period post close of the transaction.

•	Eligibility for these benefits are contingent upon “a qualifying termination,” which includes:
o	A termination of employment with the Company on or within thirty (30) months following the date of a Change in Control (i.e., the closing of the transaction with Bristol-Myers Squibb) that is either (A) initiated by the Company without “Cause” (as defined in the plan) or (B) initiated by the eligible employee for “Good Reason” (as defined in the plan), or (ii) a termination of an eligible employee's employment initiated by the Company without Cause which the eligible employee reasonably demonstrates was (A) at the request of a third party that has taken steps reasonably calculated to effect a Change in Control or (B) otherwise arose in connection with, or in anticipation of, a Change in Control (regardless of whether a Change in Control actually occurs). Termination due to death or disability shall not be treated as a qualifying termination.

6

EXAMPLE: Sally is a Grade 9 employee with a tenure of 6 years (72 months) at the date of her qualified termination. She has a base salary of $75,000 and a target bonus of 12% ($9,000). Under the terms of this agreement, Sally’s severance benefit is calculated as follows:

Core Multiplier = 6 (minimum as per grade level)

Increase to Core Multiplier = 7 (42 months in excess of 30 months; 42 months ÷ 6 months = 7)

Total Multiplier = 1.0833 (13 months ÷ 12 months)

Total Severance = ($75,000+$9,000) x 1.0833 = $91,000

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), Bristol-Myers Squibb and Celgene will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Bristol-Myers Squibb registration statement on Form S-4 that will include a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF Bristol-Myers Squibb AND Celgene ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb will be available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene will be available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

7

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to non-GAAP earnings per share, capital structure, debt repayment, adjusted leverage ratio and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Bristol-Myers Squibb nor Celgene assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

8